Delta Air Lines, Inc. 2020-1 EETC Investor Presentation March 4, 2020 Issuer Free Writing Prospectus Filed Pursuant to Rule 433(d) Registration No. 333-230087 March 4, 2020

Safe Harbor Statement This Investor Presentation contains various forward-looking statements which represent Delta’s estimates or expectations regarding future events. All forward-looking statements involve a number of assumptions, risks and uncertainties, many of which are beyond Delta’s control, that could cause the actual results to differ materially from the projected results. Factors which could cause such differences include, without limitation, business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, as well as the “Risk Factors” discussed in Delta’s SEC filings. Caution should be taken not to place undue reliance on Delta’s forward-looking statements, which represent Delta’s views only as of the date of this presentation, and which Delta has no current intention to update. This Investor Presentation highlights basic information about Delta and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Delta has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this Investor Presentation relates (the “Prospectus Supplement”). Before you invest, you should read such prospectus and the Prospectus Supplement (including the risk factors described in the Prospectus Supplement) and other documents Delta has filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Delta, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Prospectus Supplement if you request it by calling Morgan Stanley & Co. LLC (“Morgan Stanley”) at 1-800-718-1649 or Credit Suisse Securities (USA) LLC (“Credit Suisse”) at 1-800-221-1037.

Transaction Overview Delta Air Lines, Inc. (“DAL” or “Delta”) intends to raise $1,000,000,000 through the offering of two classes of Pass Through Certificates, Series 2020-1 (the “Certificates” or “DAL 2020-1”) Class AA face amount of $795,894,000 Class A face amount of $204,106,000 The Equipment Notes underlying the Certificates will have the benefit of a security interest in 11 Airbus and 22 Boeing aircraft that were delivered new to Delta between August 2014 and April 2017 5 Airbus A321-211 aircraft delivered between March 2016 and April 2017 22 Boeing 737-932ER aircraft delivered between August 2014 and April 2016 6 Airbus A330-302 aircraft delivered between May 2015 and April 2017 The Certificates offered in the transaction will include two classes: Class AA senior tranche with a 8.2 year maturity / 6.2 year average life and a 54.0% / 54.5% Initial / Max Loan-to-Value ratio (“LTV”)(1) Class A junior tranche with a 8.2 year maturity / 5.4 year average life and a 67.8% / 68.5% Initial / Max Loan-to-Value ratio (“LTV”)(1) Delta will retain the option to offer one or more subordinate tranches at any time on or after the issuance date of the Certificates Certain aircraft subject to release from collateral pool after 7.2 and 7.7 years, after payment in full at final maturity of related Equipment Notes The transaction’s legal structure will generally be consistent with Delta’s 2019-1 EETC (“DAL 2019-1”), including: Standard cross-collateralization, cross-default and buy-out rights Liquidity facilities covering three successive semi-annual interest payments on the Class AA Certificates and the Class A Certificates Interest on Eligible Pool Balance of the Class A Certificates is paid ahead of the principal of the Class AA Certificates Joint Structuring Agents & Joint Lead Bookrunners: Morgan Stanley & Credit Suisse Joint Bookrunners: BofA Securities, Goldman Sachs Liquidity Facility Provider: National Australia Bank Limited, acting through its New York Branch (1) The Initial LTV for each of Class AA and Class A is as of March 12, 2020, which is assumed to be the closing date of the offering (the “Closing Date”), and the Maximum LTV for each of Class AA and Class A is as of June 10, 2020. The LTV for the Class A Certificates includes the face amount of the Class AA Certificates.

Summary of the Certificates Offering

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	Class AA	Class A
Aggregate Face Amount	$795,894,000	$204,106,000
Ratings (Moody's / S&P)	Aa3 / AA-	A3 / A-
Initial LTV / Max LTV(1)	54.0% / 54.5%	67.8% / 68.5%
Initial Average Life (in years from Issuance Date)	6.2 years	5.4 years
Expected Principal Distribution Window (in years from Issuance Date)	0.7 – 8.2 years	0.7 – 8.2 years
Regular Distribution Dates	June 10 & December 10	June 10 & December 10
Final Expected Distribution Date	June 10, 2028	June 10, 2028
Final Legal Distribution Date(2)	December 10, 2029	December 10, 2029
Liquidity Facility Coverage	3 semi-annual interest payments	3 semi-annual interest payments
Interest Rate	Fixed rates, semi-annual payments, 30/360 day count	Fixed rates, semi-annual payments, 30/360 day count
Minimum Denomination	$2,000 and integral multiples of $1,000 in excess thereof	$2,000 and integral multiples of $1,000 in excess thereof

(1) The Initial LTV for each of Class AA and Class A is as of the Closing Date, and the Maximum LTV for each of Class AA and Class A is as of June 10, 2020. The LTV for the Class A Certificates includes the face amount of the Class AA Certificates.
(2) The Final Legal Distribution Date for each class of Certificates is 18 months after the Final Expected Distribution Date for the relevant class of Certificates, which corresponds to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

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Key Structural Elements Other Structural Considerations Two Classes of Certificates Offered Each class of Certificates will benefit from a separate Liquidity Facility covering three semi-annual interest payments Delta retains option to issue additional subordinated classes of Certificates at any time on or after the issuance date of the Certificates Cross-Collateralization and Cross-Default of all Aircraft The Equipment Notes will be cross-collateralized by all aircraft in the portfolio All indentures will include cross-default provisions Waterfall (consistent with DAL 2019-1 EETC) Same waterfall both before and after an Indenture Event of Default Interest on Eligible Pool Balance of the Class A Certificates is paid ahead of principal on the Class AA Certificates Buyout Rights After a Certificate Buyout Event, Class A Certificate holders have the right to purchase all (but not less than all) of the then outstanding Class AA Certificates at par plus accrued and unpaid interest No Equipment Note buyout rights Substitution Delta may, at any time and from time to time, substitute an aircraft in DAL 2020-1 with an aircraft of the same model or a comparable or improved model of the same manufacturer or one or more aircraft of a different model and of the same or a different manufacturer as the aircraft being replaced as long as certain conditions are satisfied, including: The airframes of the substitute aircraft have a date of manufacture no earlier than one year prior to the date of manufacture of the original airframe subject to the lien of the related indenture on the Closing Date; The substitute aircraft have an aggregate appraised current market value, adjusted for maintenance status, at least equal to the aircraft being replaced; and In the case of substitution of one or more aircraft of a different model, Delta will be obligated to obtain written confirmation from each Rating Agency that substituting such substitute aircraft for the replaced aircraft will not result in a withdrawal, suspension or downgrading of the ratings of any Class of Certificates then rated by such Rating Agency that remains outstanding

Aircraft Collateral Summary

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- The initial aggregate Appraised Value is $1,473,880,000[1], indicating an initial collateral cushion of approximately 46.0%[2] and 32.2%[2] on the Class AA Certificates and the Class A Certificates, respectively, and such aggregate Appraised Value decreases over time based on the assumed depreciation of the appraised value of the collateral[3]

Aircraft No.	Aircraft Type	Registration Number	Serial Number	Delivery Month	Appraised Value ($mm)[1] AISI	BK	mba	LMM	Equipment Note Maturity Date
1	Airbus A321-211	N301DV	6923	March 2016	$41.12	$42.71	$40.83	$41.12	June 10, 2028
2	Airbus A321-211	N305DN	7149	June 2016	41.44	43.78	41.52	41.52	June 10, 2028
3	Airbus A321-211	N306DN	7165	July 2016	41.38	44.00	41.75	41.75	June 10, 2028
4	Airbus A321-211	N307DX	7214	July 2016	41.42	44.03	41.75	41.75	June 10, 2028
5	Airbus A321-211	N319DN	7479	April 2017	43.32	47.69	43.87	43.87	June 10, 2028
6	Boeing 737-932ER	N826DN	31937	August 2014	32.52	31.68	33.31	32.50	June 10, 2027
7	Boeing 737-932ER	N827DN	31938	September 2014	32.90	32.02	33.93	32.90	June 10, 2027
8	Boeing 737-932ER	N828DN	31939	October 2014	33.16	32.45	34.34	33.16	June 10, 2027
9	Boeing 737-932ER	N829DN	31941	November 2014	33.45	32.99	34.89	33.45	June 10, 2027
10	Boeing 737-932ER	N830DN	31940	November 2014	33.97	33.48	35.33	33.97	June 10, 2027
11	Boeing 737-932ER	N831DN	31942	December 2014	33.83	33.59	35.25	33.83	June 10, 2027
12	Boeing 737-932ER	N832DN	31943	January 2015	34.95	33.49	35.35	34.60	June 10, 2027
13	Boeing 737-932ER	N834DN	31946	February 2015	35.25	34.02	35.84	35.04	June 10, 2027
14	Boeing 737-932ER	N835DN	31945	February 2015	35.79	34.59	36.40	35.59	June 10, 2027
15	Boeing 737-932ER	N836DN	31947	March 2015	35.31	34.34	36.07	35.24	December 10, 2027
16	Boeing 737-932ER	N837DN	31948	March 2015	34.95	33.96	35.70	34.87	December 10, 2027
17	Boeing 737-932ER	N838DN	31949	April 2015	35.93	35.29	36.96	35.93	December 10, 2027
18	Boeing 737-932ER	N839DN	31950	April 2015	35.56	34.84	36.54	35.56	December 10, 2027
19	Boeing 737-932ER	N840DN	31951	May 2015	35.22	34.76	36.37	35.22	December 10, 2027
20	Boeing 737-932ER	N841DN	31952	June 2015	36.46	36.32	37.84	36.46	December 10, 2027
21	Boeing 737-932ER	N851DN	31962	January 2016	38.36	38.37	38.17	38.30	December 10, 2027
22	Boeing 737-932ER	N852DN	31963	January 2016	37.73	38.14	37.53	37.73	December 10, 2027
23	Boeing 737-932ER	N853DN	31964	February 2016	38.52	39.19	38.39	38.52	December 10, 2027
24	Boeing 737-932ER	N854DN	31965	February 2016	37.47	38.04	37.25	37.47	June 10, 2028
25	Boeing 737-932ER	N855DN	31966	March 2016	37.52	38.47	37.46	37.52	June 10, 2028
26	Boeing 737-932ER	N856DN	31967	March 2016	38.09	39.09	37.96	38.09	June 10, 2028
27	Boeing 737-932ER	N857DZ	31968	April 2016	38.19	39.54	38.18	38.19	June 10, 2028
28	Airbus A330-302	N822NW	1627	May 2015	80.03	71.44	77.28	76.25	June 10, 2027
29	Airbus A330-302	N824NW	1637	June 2015	80.07	72.05	77.60	76.57	June 10, 2027
30	Airbus A330-302	N823NW	1628	August 2015	80.42	73.57	78.69	77.56	December 10, 2027
31	Airbus A330-302	N825NW	1679	November 2015	84.93	77.50	82.05	81.49	December 10, 2027
32	Airbus A330-302	N826NW	1701	January 2016	83.25	75.64	82.26	80.38	June 10, 2028
33	Airbus A330-302	N831NW	1783	April 2017	87.47	95.99	82.49	87.47	June 10, 2028
TOTAL					**$1,489.98**	**$1,467.06**	**$1,489.15**	**$1,473.88**	

(1) Appraised value is calculated using the lesser of the median and mean ("LMM") values of each aircraft as appraised by Aircraft Information Services, Inc. ("AISI"), BK Associates, Inc. ("BK"), and Morten Beyer & Agnew, Inc. ("mba") as of February 1, 2020. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. See Appendix II of the Preliminary Prospectus Supplement for information regarding each appraiser's appraisal methodology.
(2) The initial collateral cushion is calculated as of the Closing Date, using the Initial LTV set forth under "Loan to Aircraft Value Ratios" in the Summary of the Preliminary Prospectus Supplement.
(3) Assumes that the appraised value of the aircraft depreciates by 3% per year.

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Introduction 2020-1 Collateral Fleet Breakdown Delta has obtained desktop appraisals from three appraisers (AISI, BK and mba) Liquid, high quality aircraft collateral consisting of a diversified mix of narrowbody and widebody aircraft with strategic importance to Delta 22 aircraft are scheduled to be released from the collateral pool in years 7.2 and 7.7(1), while maintaining a similar aircraft mix 9 737-932ER and 2 A330-302 aircraft are scheduled to be released from the collateral at year 7.2(1) 9 737-932ER and 2 A330-302 aircraft are scheduled to be released from the collateral at year 7.7(1) Aircraft Size(2)(3) Aircraft Type(2)(3) See "Description of the Equipment Notes - Security" in the Preliminary Prospectus Supplement for further information on release of aircraft. Collateral breakdown is calculated as of the Closing Date. Appraised value is the lesser of the median and mean of the maintenance-adjusted base values of the aircraft as appraised by AISI, BK, and mba as of February 1, 2020. Each appraisal indicates the base value of each aircraft, adjusted as described in such appraisal. Aircraft Type by Year(2) By Aircraft Count By Appraised Value By Appraised Value

Strategic Importance to Delta Airbus A321-211 Boeing 737-932ER Airbus A330-302 130 Boeing 737-900ER aircraft delivered validates strategic importance to the Delta fleet 2,800 mile range efficiently replaces more than 90% of Boeing 757 missions Outstanding seat mile costs and operational reliability High training and parts commonality with existing Boeing 737-700/800 models Range and low seat costs make the A321-200 an integral part of Delta’s U.S. domestic network and upgauging strategy; Delta has 127 of these aircraft on order/delivered Significant training and parts commonality with existing A319-100 and A320-200 fleets Customer satisfaction has been best-in-class among Delta fleets Delta’s 31 A330-300 aircraft offer leading seat cost economics among Delta’s widebody fleet for transatlantic flights; Delta’s A330-300 aircraft in service have an average age of 11.0 years Significant commonality with existing A330-200 fleet Entire fleet expected to be upgraded with Premium Select cabin by 2022

Delta’s A321-211 offers 34 more seats than the A320 and has more than 400 miles of additional range These aircraft feature CFM56-5B3 engines with 33,000 lbs of thrust A321-211 aircraft are configured with 191 total seats: 20 First Class recliner seats with high resolution 11" IFE 29 Delta Comfort+ seats with high resolution 9" IFE 142 Main Cabin seats with high resolution 9" IFE Delta’s A321-211 are outfitted with an interior featuring high-capacity overhead bins, Delta’s latest in-flight entertainment, full spectrum LED ambient lighting and in-flight Wi-Fi Aircraft Importance to Delta Delta has 96 aircraft delivered and an additional 31 on order Given their seat count, range, and low seat costs, the A321-211 is an integral part of Delta’s U.S. domestic network and upgauging strategy Significant commonality with existing A319 and A320 fleets Customer satisfaction has been best-in-class among Delta fleets A321-211 Aircraft Characteristics Airbus A321-211 Source: Delta Air Lines, Inc. as of December 31, 2019

The Boeing 737-932ER has 180 seats, increasing seat numbers compared to other 737-NG models, and offers more premium seats compared to Boeing 737-800 Aircraft configured with 180 total seats: 20 recliner seats in the First Class cabin with high resolution 11" IFE, 21 Delta Comfort+ seats with high resolution 9" IFE 139 Main Cabin seats with high resolution 9" IFE Attractive three-class seating capacity Aircraft cabin has Boeing’s modern “Sky Interior” with Wi-Fi and a full-spectrum LED lighting system Aircraft Importance to Delta 130 737-900ER aircraft in fleet 2,800 mile range efficiently replaces more than 90% of Boeing 757 missions Ability to reach entire West Coast from Atlanta fully loaded, even with winter winds Outstanding seat mile costs and operational reliability High training and parts commonality with existing Boeing 737-700/800 models 737-932ER Aircraft Characteristics Boeing 737-932ER Source: Delta Air Lines, Inc. as of December 31, 2019

A330-300 is one of the pillars of Delta’s widebody fleet with over 5,500 mile range, Delta One cabin for leading customer comfort, and a combination of PW4000 and CF6-80E1 engines Aircraft configured with 293 total seats: 34 Delta One seats with flat-bed design, 110v+USB power and 15.4" IFE 40 Delta Comfort+ seats with USB power for all passengers and 9" IFE 219 Main Cabin seats with USB power for all passengers and 9" IFE Designed for long-haul travel, cabin layout will soon include Delta Premium Select to provide comfort that’s even more customizable to customer needs Aircraft cabin equipped with 110v power in all rows, USB power for each passenger, Wi-Fi and advanced LED lighting intended to reduce feeling of jetlag Aircraft Importance to Delta 31 A330-300 aircraft in service with an average age of only 11.0 years Significant commonality with A330-200 fleet A330-302 aircraft offer leading seat cost economics among Delta’s widebody fleet for transatlantic flights, exceeded only by the newest A350-900 and A330-900neo aircraft Entire fleet planned to be upgraded with Premium Select cabin by 2022 A330-302 Aircraft Characteristics Boeing 737-932ER Source: Delta Air Lines, Inc. as of December 31, 2019